FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         January 8, 2002

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Press Release

                               EXHIBIT LIST

Exhibit           Description

99.1     Press Release

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: January 8, 2003

EX-99.1
PRESS RELEASE

                        Exhibit 99.1

                   Organic Growth Resumes

Code EURONEXT : EXHO.PA / Code NYSE : SDX

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will,"
"would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.


Paris, France - January 8, 2003 - Sodexho Alliance's consolidated revenues for the first quarter of fiscal 2002/2003, which ended November 30, 2002, totaled EUR 3.3 billion. Compared to the same period of the previous fiscal year, changes in revenues are as follows :

Organic growth    :        +3.1 %
Acquisitions      :        -0.4 %
Currency effect   :        -5.5 %

Despite improved organic growth of 3.1 %, the euro's gains over other currencies, principally the US dollar, resulted in a decline in reported revenues of 2.8 % for the first quarter.

In the continuing difficult global economic environment, the organic increase in first-quarter revenues was in line with our objective of 5 to 6% organic growth for the full fiscal year 2002/2003. We should therefore gradually return to the rate of organic revenue growth enjoyed in earlier years.




      =============================================================================================
      Business                                               Revenues                Organic growth
                                                         (in EUR millions)
      =============================================================================================

      Food and Management Services                               3,049                    2.9%

             North America                                       1,616                    4.0%
             Continental Europe                                    919                    3.4%
             United Kingdom and Ireland                            389                   - 2.5%
             Rest of the World                                     125                    3.3%

      =============================================================================================

      Remote Sites                                                 139                   - 1.2%
      =============================================================================================

      Service Vouchers and Cards                                    63                    16.7%
      =============================================================================================

      River and Harbor Cruises                                      20                    18.8%
      =============================================================================================

                          TOTAL                                  3,271                    3.1%
      =============================================================================================

-    Food and Management Services

- In North America, revenues in the Business, Industry and Defense segment gained 3.4%, led by the start-up of contracts with the US Marine Corps on October 1, 2002. Excluding Defense, the signing of a large number of other contracts slowed the previous year's sharp 8% decline and should enable us to meet the objective of revenue growth for the full fiscal year. The Education segment reported 5% growth, reflecting the commitment of our teams to increasing on-site sales by implementing effective merchandising offers and continuing to develop and deliver multi-service solutions.

- Organic sales growth was 3.4% in Continental Europe. Despite slower business in the Netherlands and Italy, the Business, Industry and Defense segment advanced 3.1%. In Sweden, for example, faster organic growth was driven by the development of multi-service contracts in the Defense segment. Healthcare revenues increased 5.8%, with strong gains in France.

- In the United Kingdom and Ireland, where our priority is to restore profitability, revenues declined 2.5% excluding changes in consolidation scope and exchange rates. Favorable development in the Education segment was not sufficient to offset lower sales in Business & Industry, reflecting a decline in customers on certain sites and our policy of renegotiating insufficiently profitable contracts which has led in some cases to terminations.

- Remote Sites revenues decreased an organic 1.2% during the period, with a pronounced slowdown in drilling in the Gulf of Mexico offset by a strong performance in the North Sea.

- In Service Vouchers and Cards, organic growth continued at a sharp pace of 16.7%, led by the development, notably among existing clients, of new services such as Gift Pass, Training Pass, Grocery Pass and Restaurant Pass. Issue volume rose to EUR 1.2 billion during the quarter.


About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 315,000 employees on 24,700 sites in 74 countries, Sodexho Alliance reported consolidated sales of 12.6 billion euros for the fiscal year that ended on August 31, 2002. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.6 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.


Media Relations: Jerome Chambin
Tel: +33 130 85 74 18
Fax: +33 130 85 52 32
E-mail:  jerome.chambin@sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda
Tel: +33 130 85 29 39
Fax +33 130 85 51 81
E-mail: jeanjacques.vironda@sodexhoalliance.com